Exhibit 21.1

SUBSIDIARIES OF OURA INC.

Subsidiary name	Jurisdiction of incorporation
Oura Health Oy	Finland
Doublepoint Technologies Oy	Finland
Oura Pte. Ltd	Singapore
Oura Health Ltd	United Kingdom
Oura Health U.K. Limited	United Kingdom
Ouraring Inc.	Delaware, United States
Twin Merger Sub II, LLC	Delaware, United States
Sparta Software Corporation	Delaware, United States
Femvera Health, Inc.	Delaware, United States